FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2004

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

CURRENT TECHNOLOGY CORPORATION

INTERIM FINANCIAL STATEMENTS

JUNE 30, 2004

For further information contact:

Robert K. Kramer, CA, CPA

Chief Executive Officer

Tel:

604 684 2727

Fax:

604 684 0526

Email: bob@currentech.com

CURRENT TECHNOLOGY CORPORATION
(Incorporated under the Canada Business Corporations Act)
BALANCE SHEET
As at June 30, 2004 and December 31, 2003
(Canadian dollars)
(unaudited - prepared by management)

Assets
	2004	2003

Current:
Cash	$253,268	$27,288
Accounts receivable	43,676	35,124
Prepaid expenses	128,967	29,447
Inventory	6,563	29,016

Total current assets	432,474	120,875

Capital assets (Note 3)	35,436	29,087
Patents, license and rights (Note 4)	100,000	110,000

	$567,910	$259,962

Liabilities

Accounts payable	$412,472	$413,466
Promissory note (Note 5)	914,974	-
Unearned revenue (Note 7)	72,959	-
Total current liabilities	1,400,405	413,466

Convertible promissory note (Note 6)	374,288	353,728

Promissory note (Note 5)	-	834,946

	1,774,693	1,602,140

Shareholders' Deficiency

Equity component of convertible promissory note (Note 6)	135,445	135,445
Share capital (Note 8)	31,384,631	30,635,410
Contributed surplus (Note 9)	424,812	424,812
Deficit	(33,151,671)	(32,537,845)

	(1,206,783)	(1,342,178)

Going Concern (Note 1)
Commitments (Note 16)	$567,910	$259,962

APPROVED BY THE BOARD:

"Robert Kramer" Director

"George Chen" Director

-See accompanying notes to financial statements-

CURRENT TECHNOLOGY CORPORATION STATEMENT OF LOSS AND DEFICIT
(Canadian dollars)
(unaudited - prepared by management)

	3 months ended June 30, 2004	6 months ended June 30, 2004	3 months ended June 30, 2003	6 months ended June 30, 2003

Revenue	$50,204	$145,137	$58,824	$150,718

Expenses
Amortization	7,538	16,150	12,570	23,625
Foreign exchange	19,516	33,057	(42,596)	(114,661)
Interest	26,027	51,639	22,029	44,383
Investor relations	10,964	15,113	22,038	32,032
Legal, accounting and filing fees	64,140	104,166	30,548	53,850
Manufacturing	26,380	55,621	15,956	43,440
Marketing	14,389	14,389	38,262	38,262
Office and other	13,577	22,790	15,563	25,623
Public relations	24,192	60,027	20,478	34,105
Regulatory-health	8,261	33,575	2,939	11,113
Research report	32,700	32,700	-	-
Rent	13,225	26,051	12,090	22,587
Salaries and benefits	91,271	184,008	91,738	184,868
Telephone	9,511	15,249	5,609	12,160
Tests and studies	29,493	58,103	30,589	60,388
Travel	23,128	36,325	16,187	38,547
	414,312	758,963	294,000	510,322

Net loss	(364,108)	(613,826)	(235,176)	(359,604)

Deficit, beginning of period	(32,787,563)	(32,537,845)	(31,815,706)	(31,691,278)

DEFICIT, END OF PERIOD	($33,151,671)	($33,151,671)	($32,050,882)	($32,050,882)

Basic and fully diluted net loss per share	($0.01)	($0.01)	($0.01)	($0.01)

-See accompanying notes to financial statements-

CURRENT TECHNOLOGY CORPORATION
STATEMENT OF CASH FLOWS
(Canadian dollars)
(unaudited - prepared by management)

	3 months ended June 30, 2004	6 months ended June 30, 2004	3 months ended June 30, 2003	6 months ended June 30, 2003
OPERATING ACTIVITIES
Net loss	($364,108)	($613,826)	($235,176)	($359,604)
Items not affecting cash
Amortization	7,538	16,150	12,570	23,625

	(356,570)	(597,676)	(222,606)	(335,979)
Changes in non-cash working capital
(Increase) Decrease in accounts receivable	19,407	(8,552)	(7,579)	(51,911)
(Increase) Decrease in subscription receivable	-	-	44,034	(70,000)
(Increase) Decrease in inventory	-	22,453	5,805	(13,767)
(Increase) Decrease in prepaid expenses	48,282	(99,520)	(8,114)	(8,114)
Increase (Decrease) in accounts payable	15,098	(994)	81,542	10,131
Increase (Decrease) in unearned revenue	72,959	72,959	-	-
Cash flows from (used in) operating activities	(200,824)	(611,330)	(106,918)	(469,640)

FINANCING ACTIVITIES
Subscription liability	(230,800)	-	(9,452)	239,767
Convertible promissory notes	11,398	20,560	(7,736)	(27,277)
Promissory note	51,001	80,029	126,718	229,409
Issuance of new shares	606,495	749,221	5,192	10,726
Cash flows from financing activities	438,094	849,810	114,722	452,625

Investing Activities
Purchase of capital assets	(12,500)	(12,500)	(9,661)	(9,962)
	(12,500)	(12,500)	(9,661)	(9,962)

NET CASH INFLOW (OUTFLOW)	224,770	225,980	(1,857)	(26,977)

CASH BEGINNING OF PERIOD	28,498	27,288	36,891	62,011

CASH END OF PERIOD	$253,268	253,268	$35,034	$35,034

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid	26,027	51,639	22,029	44,383

-See accompanying notes to financial statements-

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the six months ended June 30, 2004 and 2003

(Canadian Dollars)

1.

Going Concern:

These financial statements have been prepared on the going concern assumption that the corporation will be able to realize its assets and discharge its liabilities in the normal course of business.  The corporation's ability to realize its assets and discharge its liabilities in the normal course of business is in question.  Accordingly, in order to carry on its operations, the corporation is dependent on attaining profitable operations and/or obtaining additional financing.

2.

Accounting Policies:

a)

Basis of Presentation -

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which in certain respects differs significantly from those of the
United States.  These differences are described in Note 17.

b)

Inventory -

Inventory is valued at the lower of cost and net realizable value.  Cost is determined on a first-
in, first-out basis.

c)

Equipment and Website Development -

The following assets are recorded at cost.  Amortization is provided on the following basis and at the following annual rates:

Computer equipment and software

  3 years

straight-line

Furniture and fixtures

20%

declining balance

Office equipment

20%

declining balance

Website development

  2 years

straight-line

d)

Use of Estimates -

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions, the corporation may undertake in the future, actual results may differ from the estimates.

e)

Patents, License and Rights -

Patents, licence and rights consist of all the costs of acquiring patents, licence and rights related to ElectroTrichoGenesis ("ETG") and are amortized over 10 years.

f)

Loss per Share -

Loss per share computations are based on the weighted average number of shares outstanding during the period.

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the six months ended June 30, 2004 and 2003

(Canadian Dollars)

2.

Accounting Policies: (Continued)

g)

Revenue Recognition -

The corporation recognizes revenue on the sale of ETG devices and CosmeticTrichoGenesis
("CTG") units when the agreement to purchase has been concluded and collection of the balance owing is reasonably assured.

Revenue from royalty agreements is recognized when earned which is generally the period in which the services to which the royalty relates are provided to third parties and collection of the balance owing is reasonably assured.

h)

Future Income Taxes -

The liability method is used in accounting for income taxes.  Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, unutilized capital and non-capital losses, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Future tax expense was based on amortization that was reported in different years in the financial statements and tax returns and measured at the tax rate in effect in the year the difference originated.

Future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses ultimately will be utilized.

i)

Stock Based Compensation Plans -

The corporation adopted, effective January 1, 2002, the requirements of the CICA Handbook
Section 3870, "Stock-Based Compensation and Other Stock-Based Payments."  The
corporation has adopted the fair value based method for all employees and non-employees.
The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus.  When the options are exercised, the proceeds received by the corporation, together with the amount in contributed surplus, will be credited to common share capital.  For options granted prior to January 1, 2002, the corporation continues to follow the accounting policy under which no expense is recognized for these stock options.  When these options are exercised, the proceeds received by the corporation are recorded as common share capital.

j)

Translation of Foreign Currencies -

Assets and liabilities in foreign currencies are translated into Canadian dollars at quarter-end spot exchange rates.  Revenue and expenses in foreign currencies are translated into Canadian dollars at the rates in effect at the transaction date.  Realized and unrealized gains and losses from foreign currency translation are recognized in earnings.

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the six months ended June 30, 2004 and 2003

(Canadian Dollars)

	Cost	Accumulated Amortization	2004 Net	2003 Net
Computer equipment and software	$183,968	$168,977	$14,990	$3,513
Furniture and fixtures	42,883	40,720	2,163	2,397
Office equipment	108,029	91,291	16,738	18,546
Website development	24,650	23,105	1,545	4,631

	$359,529	$324,093	$35,436	$29,087

4.

Patents, License and Rights:

Current Technology Corporation purchased the ETG technology including all worldwide issued and pending intellectual property protection from a related corporation, 314613 B.C. Ltd., for $200,000 effective July 12, 1999.  The payment was made by the issuance of 2,500,000 common shares on
July 12, 1999.

5.

Promissory Note:

The promissory note is to a lender who owns over 15% of the corporation.  This note bears interest at 10% per annum.  Principal and interest are payable on January 2, 2005.  This note is secured by a general security agreement under which the corporation has granted a security interest over all of the corporation's assets, including all intellectual property but subordinate to the convertible promissory note in Note 6.

6.

Convertible Promissory Note:

As at June 30, 2004, the corporation had one convertible promissory note outstanding.

The convertible promissory note is to a lender who owns over 15% of the corporation.  The total principal amount owing is US$279,300, of which US$125,500 is non-interest bearing and
US$153,800 bears interest at a fixed rate of 10% per annum.  The note will mature on August 31,
2005.  The liability portion of this note is $374,288 which includes $137,203 of accrued interest.
The equity component is $135,445.

The holder of this convertible promissory note may convert all or a portion of the principal and interest outstanding into units of capital in the corporation.  Each US$0.05 of principal and interest outstanding at the time of conversion may be converted into one unit consisting of one common share and one warrant.  Each warrant will entitle the lender to purchase one additional common share of the corporation at US$0.05 up to and including March 31, 2006. All such warrants have a cashless exercise provision.  The corporation is not allowed to repay the principal prior to August
31, 2005.

This note is secured by a floating charge over all of the corporation's assets, including all intellectual properties, such charges to be released upon conversion or repayment

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the six months ended June 30, 2004 and 2003

(Canadian Dollars)

6.

Convertible Promissory Note:(Continued)

The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.  The equity component which represents the value ascribed to the holder's option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.

7.

Unearned Revenue:

Unearned revenue is comprised of deposits received from purchasers of ETG devices and CTG units.

8.

Share Capital:

Authorized -

The corporation is authorized to issue an unlimited number of Common shares and Class "A"
Preferred shares.

	June 30, 2004		December 31, 2003
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning	51,136,811	$30,635,410	48,333,015	$30,255,761
Common Shares Issued -
- For cash	3,637,696	606,495	397,778	158,915
- For settlement of debt	380,000	142,726	222,684	88,137
- Exercise of option	-	-	150,000	10,727
- Exercise of warrants	-	-	2,033,334	121,870

Balance, ending	55,154,507	$31,384,631	51,136,811	$30,635,410

No Class "A" Preferred shares have been issued.

9.

Contributed Surplus:

During the four months ended December 31, 1993 and the year ended August 31, 1993, the corporation's subsidiary, CTC Ventures Corporation, received $319,267 (US$190,500) in subscriptions for the purchase of 378,000 special warrants.  The special warrants were not issued.
On December 29, 2000, the corporation sold its investment in CTC Ventures Corporation for a nominal sum to a corporation director.  The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability has been recorded as contributed surplus.

During the year ended 2003, a creditor forgave the balance of a promissory note valued at $16,014 in exchange for 450,000 warrants exercisable at US$0.20 each until June 28, 2005.  This was credited to contributed surplus.

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the six months ended June 30, 2004 and 2003

(Canadian Dollars)

9.

Contributed Surplus:(Continued)

The corporation accounts for its stock based compensation under the fair value based method using the Black-Scholes Option Pricing Model.  During the year-ended 2003, $38,200 (2002 -$61,178) of compensation expense relating to stock options that has vested during the year has been charged to the Contributed Surplus account.  Options granted during the year were valued using the following assumptions:

Volatility factor of the market:

14%

Price of the corporation shares:

$0.23

Dividend yield:

0%

Weighted average expiry date of options:

                               5 years

Risk free interest rate:

2.75%

10.

Stock Options:

From time to time, the corporation grants incentive stock options to directors, officers, employees and promoters of the corporation.

Options outstanding at June 30, 2004 are as follows:

Expiry Date*	Number of Shares	Option Price
February 7, 2005	3,170,000	US $0.05
December 20, 2005	200,000	US $0.05
September 6, 2006	275,000	US $0.125
October 10, 2006	200,000	US $0.20
December 19, 2006	225,000	US $0.26
April 8, 2007	250,000	US $0.26
July 25, 2007	100,000	US $0.30
October 17, 2008	850,000	US $0.25
May 17, 2009	175,000	US$0.23

* On July 5, 2004 the expiry dates of all options outstanding were increased by one year.

The following table summarizes information about stock options outstanding and exercisable at June 30:

Exercise Price	Number Outstanding at June 30, 2004	Weighted Average Remaining Contractual Life	Number Outstanding at December 31, 2003
US $0.05	3,370,000	0.6 years	3,370,000
US $0.125	275,000	2.2 years	275,000
US $0.20	200,000	2.3 years	200,000
US $0.26	475,000	2.7 years	475,000
US $0.30	100,000	3.1 years	100,000
US $0.25	850,000	4.2 years	850,000
US $0.23	175,000	4.9 years	-
	5,445,000		5,270,000

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the six months ended June 30, 2004 and 2003

(Canadian Dollars)

10.

Stock Options:(Continued)

The following table summaries information about stock options to purchase common shares outstanding and exercisable at June 30:

	June 30, 2004			December 31, 2003
	Common Shares		Weighted Average Exercise Price	Common Shares	Weighted Average Exercise Price
Outstanding, beginning	5,270,000		$0.11	4,570,000	$0.08
- Granted	175,000		0.23	850,000	0.25
- Exercised	-	-		(150,000)	0.05

Outstanding, ending	5,445,000		$0.11	5,270,000	$0.12

Exercisable, ending	5,445,000		$0.11	5,270,000	$0.12

11.

Warrants:

Warrants outstanding at June 30, 2004 are as follows:

Expiry Date	Number of Shares	Exercise Price
December 31, 2004	633,333	US $ 0.25
January 3, 2005	2,000,000	US $ 0.25 (3)
February 7, 2006	2,980,000	US $ 0.10 (1)(3)
June 28, 2005	450,000	US $ 0.20
June 30, 2005	2,500,000	US $ 0.05 (2)
January 31, 2006	564,600	US $ 0.05
April 30, 2006	200,000	US $ 0.30
June 30, 2006	400,000	US $ 0.075
September 27, 2006	179,167	US $ 0.15 (3)
October 11, 2006	1,680,000	US $ 0.50 (3)
May 15, 2007	1,227,129	US $ 0.55
June 15, 2009	2,637,696	US $ 0.20
June 15, 2009	1,000,000	US $ 0.20 (3)

(1)

 US$0.05 up to and including February 7, 2005.

(2)

On July 5, 2004 the expiry date was extended to June 30, 2006 and a cashless exercise provision was added.

(3)

These warrants have a cashless exercise provision.

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the six months ended June 30, 2004 and 2003

(Canadian Dollars)

11.

Warrants:(Continued)

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at June 30:

	June 30, 2004		December 31, 2003
	Common Shares	Weighted Average Exercise Price $	Common Shares	Weighted Average Exercise Price $
Outstanding, beginning	12,814,229	0.21	14,637,101	0.19
- Issued	3,637,696	0.27	1,210,462	0.36
- Exercised	-	-	(2,033,334)	0.06
- Expired	-	-	(1,000,000)	0.25

Outstanding, ending	16,451,925	0.22	12,814,229	0.21

12.

Related Party Transactions:

	2004	2003

Transactions during the period -
Salaries accrued or paid	$151,238	$151,346

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of
consideration established and agreed to by related parties.

Balance at Quarter End -
Salaries payable to directors	18,032	47,282

On July 5, 2004 the expiry date of 2,500,000 warrants held by two directors was extended to June
30, 2006 and a cashless exercise provision was added.

13.

Financial Instrument:

Fair Values -

Unless otherwise noted cash, accounts receivable, accounts payable, convertible promissory note and promissory note are stated at amounts that approximate book value.

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the six months ended June 30, 2004 and 2003

(Canadian Dollars)

14.

Segmented Information:

The corporation's major operations relate to the sales of ETGs and CTGs worldwide as well as royalties charged for their use.

The breakdown of revenue by region is as follows:

	2004	2003

Asia	$23,735	$5,039
Europe	4,008	22,653
The Americas	117,394	123,026

	$145,137	$150,718

15.

Income Taxes:

The difference in income taxes (recovery) is due to differences between the Canadian statutory federal income tax rate and the corporation's effective income tax rate applied to the loss before income taxes is due principally to the fact that the benefit of the tax loss in each year was not recognized in the period it arose.

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2003	2002	2001

Eligible capital expenditures	$58,257	$58,257	$63,727
Equipment and website development	368,744	346,888	416,742
Operating loss carryforward	2,981,545	3,292,914	3,954,095
Capital loss carryforward	1,260,142	1,260,142	1,376,706

	4,668,688	4,958,201	5,811,270
Valuation loss provision	(4,668,688)	(4,958,201)	(5,811,270)

	$ -	$ -	$ -

The corporation has non-capital losses for income tax purpose of approximately $5,354,058 which may be available to reduce future years' taxable income.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.  The losses will expire as follows:

2004

$1,391,302

2005

483,105

2006

330,971

2007

492,394

2008

811,388

2009

1,105,792

2010

739,106

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the six months ended June 30, 2004 and 2003

(Canadian Dollars)

15.

Income Taes:(Continued)

The corporation has incurred net capital losses of $6,300,712 for income tax purpose which may be utilized to reduce future years' capital gains.  These losses carry forward indefinitely.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.

16.

Commitments:

The corporation has entered into an agreement to lease premises to April 30, 2005.  The future minimum lease payments for the next two years are as follows:

2004

  $10,188

2005

6,792

17.

Differences between Canadian and United States

Generally Accepted Accounting Principles:

These financial statements are expressed in Canadian dollars and are prepared in accordance with
Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Stock Based Compensation:

(i)

Employee Stock Options -

Effective January 1, 2002, the corporation began to account for all its employee stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Pricing Model.

(ii)

Non-employees Stock Options -

The corporation accounts for its non-employees stock options with the fair value method

"FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-
Scholes Options Pricing Model with the following weighted average assumptions:

Volatility factor of the market

14%

Price of the corporation shares

$0.23

Dividend yield

0%

Weighted average expiry date of options

5 years

Risk-free interest rate

2.75%

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the six months ended June 30, 2004 and 2003

(Canadian Dollars)

17.

Differences between Canadian and United States

Generally Accepted Accounting Principles: (Continued)

Net Loss Per Share:

On February 1997 SFAS No. 128 "Earnings per Share" was issued.  SFAS No. 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with diluted earnings
per share.   The net loss per share, as reported, is different from basic loss per share as prescribed by
SFAS No. 128 as follows:

	2004	2003

Weighted Average Number of Shares Outstanding -
Canadian	55,154,507	48,483,015
Less: Escrow shares	-	-

U.S. GAAP	55,154,507	48,483,015

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting
Comprehensive Income, which was effective for fiscal years beginning after December 15, 1997.
The corporation has determined that it had no comprehensive income other than the net loss in any of the years presented.

Revenue Recognition:

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements,
was issued.  The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC.  Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address.  SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999.  The corporation has determined that SAB No. 101 does not have a material effect on its financial statements.

The application of U.S. GAAP would have the following effects on the balance sheet items as reported under the Canadian GAAP:

	June 30, 2004	December 31, 2003
Liabilities - Canadian GAAP	$1,774,693	$1,602,140
Effect of equity portion of promissory note	135,445	135,445

Liabilities - U.S. GAAP	$1,910,138	$1,737,585

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the six months ended June 30, 2004 and 2003

(Canadian Dollars)

17.

Differences between Canadian and United States

Generally Accepted Accounting Principles: (Continued)

	June 30, 2004	December 31, 2003
Shareholders' Deficiency - Canadian GAAP	$(1,206,783)	$(1,342,178)
Effect of equity portion of promissory note	(135,445)	(135,445)
Cumulative effect of prior years' adjustments
to net income	(279,815)	(279,815)

Shareholders' Deficiency - U.S. GAAP	$(1,622,043)	$(1,757,438)

Convertible Promissory Note:

Under U.S. GAAP, in accordance with APB Opinion No. 14, Accounting for Convertible Debt and
Debt Issued with Stock Purchase Warrants, no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature.
Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory note (Note 6)

Derivative Instruments:

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging
Activities, which established accounting and reporting standards for derivative instruments and hedging activities.  It requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on entity's rights or obligations under the applicable derivative contact.

In June 1999, the FASB issued SFAS No. 138, Accounting for Derivative Instruments and Hedging
Activities, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.  The corporation's adoption of this statement, for U.S. GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the corporation's financial position or results of operations.

18.

Subsequent Event:

Subsequent to June 30, 2004 the corporation:

a) issued 800,000 units for proceeds of US$100,000. Each units consists of one share and one warrant. Each warrant entitles the holder to purchase one additional common share at US$ 0.20 up to and including June 15, 2009.

 b) issued 2,800,000 warrants. Each warrants entitles the holder to purchase one additional common share at US$ 0.20 up to and including July 31, 2009.

c) caused the early exercise of 1,000,000 warrants with an expiry date of June 15, 2009 for proceeds of US$150,000.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2004

INTRODUCTION

Management's Discussion and Analysis ("MD&A") reviews the operating results, financial position, liquidity, risks and industry trends affecting the financial results of Current Technology Corporation (the "Corporation").  The MD&A should be read in conjunction with the December 31, 2003 Year End Report and 2004 news releases.  The MD&A is prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations and Form 51-102F1 - Management's Discussion and Analysis.  Amounts are expressed in Canadian dollars unless otherwise specified.

Current Technology has developed its TrichoGenesis platform into two products.  Specifically, they are ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG Techniques).  The Corporation owns patents relating to the technology, methodology and design of its products.

ElectroTrichoGenesis or ETG (not available in the US) provides a clinically proven treatment for hair loss.  The ETG device applies a mild electrostatic field to the hair follicles in the scalp, with the result that 96% of participants in clinical tests showed regrowth of hair or a cessation of hair loss.  On average, treatment group participants experienced a 66% increase in hair count after 36 weeks of a weekly, 12-minute treatment regimen.  Results were published in the International Journal of Dermatology, a peer reviewed medical journal.

In 2002, Psycho-Oncology, a peer reviewed medical journal reported on a single center pilot clinical trial to assess the efficacy of the ETG device in the prevention or reduction of hair loss in patients with breast cancer undergoing chemotherapy. Thirteen women completed the study and twelve of the thirteen had the same amount of hair or an increase in the amount of hair at the conclusion of their chemotherapy regimen when compared to baseline.  All of the women were diagnosed with breast cancer, treated with CMF chemotherapy over approximately 24 weeks, and received concurrent ETG treatments.  The Psycho-Oncology report can be viewed on the ETG website: http://www.etgtreatment.com.

The Corporation has developed a product to suit the requirements of the cosmetic and spa markets in the United States.  This product is called CTG Techniques (CosmeticTrichoGenesis) and is a breakthrough method for improving the appearance of thinning hair.  The CTG website is:  http://www.ctgtechniques.com.

The MD&A contains forward-looking statements concerning the Corporation's business operations, and financial performance and condition.  When used in the MD&A the words "believe", "anticipate", "intend", "estimate", "expect", "project", and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2004

that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Corporation's control; therefore, future events may vary substantially from what the Corporation currently foresees.  You should not place undue reliance on such forward-looking statements.

OVERALL PERFORMANCE

Statement of Loss and Deficit:  Revenue in the first six months of 2004 decreased slightly to $145,137 from $150,718 in 2003.  It is important to note, the decrease in revenue was not a result of decrease in demand but a result of lack of inventory.  Although orders with deposits were on the books, there were no units in inventory available for delivery.  Total expenses increased by $248,641 to $758,963 in 2004 from $510,322 in 2003.  As a result of the slight decrease in revenue and significant increase in expenses, the net loss increased by $254,222 to $613,826 in 2004 from $359,604 in 2003.

The increase in net loss of $254,222 during 2004 was primarily a result of the following factors: a foreign exchange expense of $33,057 in 2004 (versus a recovery of $114,661 in 2003) translating into a net increase in such expense of $147,718 in 2004; increase in legal, accounting and filing fees of $50,316 ($104,166 versus $53,850 in 2003); an increase in public relations expense of $25,922 ($60,027 versus $34,105 in 2003); an increase in regulatory-health of $22,462 ($33,575 versus $11,113); the addition of a new expense category "research report" of $32,700 (paid for by the issuance of restricted stock); a decrease in investor relations of $16,919 ($15,113 in 2004 versus $32,032 in 2003); a decrease in marketing of $23,873 ($14,389 in 2004 versus $38,262 in 2003).

The above revenue and expense comparisons for the six months are reasonably similar to those in the current three month period (i.e. the second quarter).  The results reflect an increased level of business activity as the company recommenced the manufacturing process (announced June 21, 2004) to replace its depleted inventory and focused on developing new channels of distribution in both the United States (for its product CTG Techniques) and Asia (for ETG).

Balance Sheet:  The working capital deficiency increased significantly from $292,591 at December 31, 2003 to $967,931 at June 30, 2004, for a total increase of $675,340.  This increase was a result of a promissory note due January 2, 2005 moving from long-term debt ($834,946 in 2003) to current liabilities ($914,974 in 2004) as a result of its due date being less than one year after the statement date.  This increase in liabilities was partially offset by an increase in current assets of $311,599 ($432,474 in 2004 versus $120,875 in 2003).  As a result of the aforementioned change in the classification of the promissory note, long term debt decreased by $814,386 from $1,188,674 in 2003 to $374,288 in 2004.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2004

The aforementioned increase in current assets is primarily comprised of a significant increase in cash of $225,980 reflecting enhanced capital raising opportunities ($253,268 in 2004 versus $27,288 in 2003); and an increase in prepaid expenses of $99,520 ($128,967 in 2004 versus $29,447 in 2003).  This increase is a result of a one year research contract signed with Research Works, Inc. and paid for on March 31, 2004 by the issuance of restricted stock.

With respect to the capital section of the balance sheet, $749,221 of shares were issued being $142,726 as a settlement of debt and $606,495 of private placement funds.  The net affect of these changes was a decrease in capital deficiency of $135,395 from $1,342,178 in 2003 to $1,206,783 in 2004.

Statement of Cash Flows:  The funding of operating activities  which resulted  in a net outflow of $611,330 by net financing activities of $849,810 is clearly demonstrated in this statement.

Commentary:  ETG treatment centers are presently operating in 10 countries:  Ireland, Cyprus, Greece, New Zealand, Australia, Canada, Mexico, Argentina, Chile and Kuwait.  During the second quarter, the Corporation entered into definitive distribution agreements with Gromark Consumers Enterprise Pte. Ltd. ("Gromark") for the exclusive distribution of ETG in Singapore and Malaysia.  In July, a similar agreement was reached for Hong Kong.  In total, these agreements provide for the purchase by Gromark of a minimum of 52 ETGs over the next three years.  The first ETG has been shipped to Gromark in Singapore where a flagship ETG facility is being developed.

In business for over 20 years and with strong regional business interests and networks throughout Asia and the Indian sub-continent, Gromark is based in Singapore.  Gromark commenced business as a trading company representing such international brands as British American Tobacco and Moet Hennessy Asia.  In recent years Gromark has evolved from general trading to a focus on health and beauty.

During 2004 in the United States, the Corporation has focused on a marketing strategy of appointing exclusive distributors for CTG Techniques in specific geographic regions, on the condition they make meaningful purchase commitments over a specified period of time.  Four such definitive agreements have been completed:  North Carolina (announced August 16, 2004); New Jersey (announced August 6, 2004); greater New York City (announced May 13, 2004) and greater Miami, Florida (announced January 15, 2004).  In total, these agreements represent a minimum of 300 CTGs over the next 3 to 5 years.  In addition, a letter of intent representing an additional 55 CTGs has been signed for Maryland and Washington DC (announced June 8, 2004).

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2004

RESULTS OF OPERATIONS

The Corporation has four possible sources of revenue:

The sale of ETG (ElectroTrichoGenesis) devices.

The sale of CTG (CosmeticTrichoGenesis) units.

Technology Use Fees (royalties) calculated on the number of treatments generated by ETG devices or the number of sessions generated by CTG units.

Licence fees which could be generated from the sale of rights to particular geographic areas.

Historically the Corporation has generated revenue from the first three sources; to date, no revenue has been generated from the sale of licences.

ETG devices are operating in ten countries with at least three new markets to be opened in Asia this year.  Marketing of CTG units has commenced in the United States.  The Corporation believes significant market opportunities exist for both ETG and CTG.  However, expansion of the number of countries in which ETG devices are operating and, more particularly, rollout of CTG in the United States have been hampered by the Corporation's chronic shortage of cash which has made it difficult to initiate and sustain marketing efforts and support its distributors.  However, the Corporation believes that because of its capital raising activities in the second quarter there is reason for a degree of optimism.  In addition, at the end of the second quarter the Corporation had orders in hand with deposits which supported the decision to recommence manufacturing.

The Corporation is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2004

SUMMARY OF QUARTERLY RESULTS

The following table sets forth unaudited quarterly information for each of the eight quarters ended September 30, 2002 through June 30, 2004.  This information has been derived from unaudited interim financial statements that, in the opinion of the Corporation's management, have been prepared on a basis consistent with the audited annual financial statements.

	2004		2003				2002
Canadian Dollars	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Total revenue	50,204	94,933	44,156	39,988	58,824	91,894	39,636	17,994
Operating loss	364,108	249,718	208,242	277,103	235,176	124,428	314,967	361,098
Net loss	364,108	249,718	209,860	277,103	235,176	124,428	314,967	361,098

Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

As evidenced by ongoing losses, the Corporation has not achieved a breakeven position and does not generate sufficient revenue to sustain itself.  Although revenue in 2003 was greater than combined revenues for 2002 and 2001, and revenue in Q1 of 2004 was greater than revenue during any other quarter during the subject period of two years (revenue in Q2 of 2004 was down due to a lack of inventory, although orders backed by deposits were on hand June 30, 2004), revenue can only be described as modest.  In the circumstances, quarter by quarter comparisons are not particularly meaningful.  The Corporation believes annual revenue may increase significantly in 2004, as units are delivered by the manufacturer and orders are turned into sales at the end of Q3 and into Q4, however, quarter by quarter comparisons in 2004 will probably remain less than meaningful.

LIQUIDITY

The Corporation incurred a net loss of $613,826 during the period ended June 30, 2004.  The Corporation has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $33,151,671 at June 30, 2004.  The Corporation has a promissory note in the amount of $914,974 issued to its largest shareholder due January 2, 2005 (see note 5 to the financial statements).  Although the note holder has the right to convert to equity on terms similar to an arm's length private placement, there can be no guarantee he will elect to do so.  The Corporation is currently engaged in discussions with potential investors which could result

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2004

in receipt of additional financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.

The ability of the Corporation to continue as a going concern is dependent on the successful conclusion of these discussions, the receipt of additional financing and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.

The Corporation believes the CTG marketing efforts in the United States and the ETG efforts in Asia are starting to gain traction.  The Corporation believes it needs to achieve an annual run rate of 80 - 100 TrichoGenesis units in order to breakeven.  With the foregoing completed CTG and ETG contracts and negotiations in mind, the Corporation believes it may achieve such a position during 2005.

CAPITAL RESOURCES

Share Capital:  During the period the Corporation issued 380,000 shares for $142,726 as settlement of debt and 3,637,696 shares for $606,495 by way of private placements.

	Number of Shares	Amount
Balance, beginning	51,136,811	$30,635,410
Common Shares Issued -
- For settlement of debt	380,000	142,726
- For cash	3,637,696	606,495
Balance, ending	55,154,507	$31,384,631

Convertible Promissory Note:  As at June 30, 2004, the Corporation had one convertible promissory note outstanding.

The convertible promissory note is to a lender who owns over 15% of the Corporation.  The total principal amount owing is US$279,300 of which US$125,500 is non-interest bearing and US$153,800 bears interest at a fixed rate of 10% per annum.  The note will mature on August 31, 2005.

The holder of this convertible promissory note may convert all or a portion of the principal and interest outstanding into units of the Corporation.  Each US$0.05 of principal and interest outstanding at the time of conversion may be converted into one unit consisting of one common share and one warrant.  Each warrant will entitle the lender to purchase one additional common share of the Corporation at US$0.05 up to and including March 31, 2006.  All such warrants have been amended to provide for a cashless exercise provision.  The Corporation is not allowed to repay the principal prior to August 31, 2005.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2004

This note is secured by a floating charge over all of the Corporation's assets, including all intellectual properties, such charges to be released upon conversion or repayment.

Promissory Note:  On December 31, 2003, the Corporation reached an agreement with its largest shareholder to restructure US$644,000 indebtedness of the Corporation otherwise coming due on January 2, 2004.  Under the agreement the outstanding non-convertible debt totaling US$644,000 (the "New Debt") will bear interest at 10% per annum and be due and payable as of January 2, 2005.  In connection with the restructuring of the debt, the Corporation has agreed to give the lender the right to participate on the same terms in any private placements the Corporation may undertake while the New Debt remains outstanding, to a cumulative maximum amount equal to the amount of the New Debt plus future advances, if any, and accrued interest.

The lender owns 8,029,500 common shares and warrants to purchase an additional 6,759,167 common shares.  All such warrants have been amended so as to provide for a cashless exercise provision.  Of the warrants held by the lender, the Corporation has agreed to extend the expiry date of 2,000,000 warrants exercisable at US$0.25 from December 31, 2003 to the later of January 3, 2005 or three business days following the date the New Debt is repaid.  The Corporation has also agreed to adjust the terms applicable to a further 2,980,000 warrants held by the lender.  These warrants will now be exercisable at US$0.05 per share up to and including February 7, 2005 (was February 7, 2004) and at US$0.10 thereafter up to and including February 7, 2006 (was February 7, 2005).  The Corporation has agreed to extend these terms further in circumstances where the New Debt is not paid when due.  In addition to the above warrants, the lender holds warrants to purchase 179,167 common shares that are exercisable at a price of US$0.15 per share up to and including September 27, 2006 and warrants to purchase 1,600,000 common shares that are exercisable at a price of US$0.50 per share up to and including October 11, 2006.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Transactions during the period -

Salaries accrued or paid

$151,238

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2004

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of

consideration established and agreed to by related parties.

Balance at period end -

Salaries, payable to directors

$18,032

On July 5, 2004 the expiry date of 2,500,000 warrants held by two directors was extended to June 30, 2006 and a cashless exercise provision was added.

PROPOSED TRANSACTIONS

The Corporation is not currently contemplating an asset or business acquisition of disposition.

CRITICAL ACCOUNTING ESTIMATES

Not applicable.

CHANGES IN ACCOUNTING POLICIES

Stock Based Compensation:

(i)

Employee Stock Options -

Effective January 1, 2002, the Corporation began to account for all its employee stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Pricing Model.

(ii)

Non-employee Stock Options -

The Corporation accounts for its non-employees stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Options Pricing Model.

The net result of this change is an expense of $61,178 in 2002 and $38,200 in 2003.  175,000 options were issued during the second quarter of 2004.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2004

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Corporation has a convertible promissory note (see note 6 to the financial statements) and promissory note (see note 5 to the financial statements) both denominated in US dollars.  There was a significant increase in the value of the Canadian dollar versus the US dollar from March 31, 2003 (.6813) to June 30, 2004 (.7365).  This increase in the value (i.e. strength) of the Canadian dollar resulted in a significant unrealized foreign exchange gain or recovery in 2003.  The Canadian dollar actually weakened slightly against the US dollar in the second quarter of 2004 from .7713 on December 31, 2003 to ..7365 on June 30, 2004 resulting in a foreign exchange loss of $33,057.  The actual foreign exchange gain or loss will not be known until the notes are converted or repaid.  The Corporation does not hedge its foreign exchange risk.

It must be noted, these exchange rate fluctuations have both positive and negative effects on the Corporation.  While a stronger Canadian Dollar is positive in terms of debt repayment, it is negative in terms of sales as the Corporation receives US Dollars from the sales of its products.  As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as C$15,776 on December 31, 2002 and only C$12,965 on December 31, 2003 and C$13,577 on June 30, 2004.

The reader should also note the explanation of the equity component of the convertible promissory note in note 6 to the financial statements.

OTHER MD&A REQUIREMENTS

Share Capital:  There were 55,154,507 common shares and no preference shares outstanding on June 30, 2004.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2004

Warrants:  The following warrants were outstanding on June 30, 2004.

Expiry Date	Numbers of Shares	Exercise Price
December 31, 2004	633,333	US$ 0.25
January 3, 2005	2,000,000	US$ 0.25(3)
February 7, 2006	2,980,000	US$ 0.10(1) (3)
June 28, 2005	450,000	US$ 0.20
June 30, 2005	2,500,000	US$ 0.05(2)
January 31, 2006	564,000	US$ 0.05
April 30, 2006	200,000	US$ 0.30
June 30, 2006	400,000	US$ 0.075
September 27, 2006	179,167	US$ 0.15(3)
October 11, 2006	1,680,000	US$ 0.50(3)
May 15, 2007	1,227,129	US$ 0.55
June 15, 2009	2,637,696	US$ 0.20
June 15, 2009	1,000,000	US$ 0.20(3)

(1)

US$ 0.05 up to and including February 7, 2005

(2)    On July 5, 2004 the expiry date was extended to June 30, 2006 and a cashless exercise provision was added.

(3)    These warrants have a cashless exercise provision.

Stock Options:  The following stock options were outstanding June 30, 2004.

Expiry Date*	Numbers of Shares	Option Price
February 7, 2005	3,170,000	US$ 0.05
December 20, 2005	200,000	US$ 0.05
September 6, 2006	275,000	US$ 0.125
October 10, 2006	200,000	US$ 0.20
December 19, 2006	225,000	US$ 0.26
April 8, 2007	250,000	US$ 0.26
July 25, 2007	100,000	US$ 0.30
October 17, 2008	850,000	US$ 0.20
May 17, 2009	175,000	US$ 0.23
*On July 5, 2004 the expiry dates of all options outstanding were increased by one year.

Research Report:  The Research Works, Inc. ("RW") an equity research boutique founded in 1992, has issued a research report on Current Technology Corporation.  The report is available at RW's Web-publishing division:  http://www.stocksontheweb.com.  RW is a registered investment advisor that produces equity research reports.  On March 31, 2004 in consideration for RW's equity research services to be performed through March 30, 2005, the Corporation paid RW a fee of 350,000 restricted shares of its common stock.  One quarter of the amount has been charged to "research report" during the second quarter and the balance is in prepaid expenses.

Legal:  The continuance of the Corporation from incorporation under the British Columbia Company Act to the Canada Business Corporations Act was completed, effective May 13, 2004.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2004

Annual and Special Meeting:  The Annual and Special Meeting of the Corporation's shareholders was held in Vancouver, British Columbia on June 30, 2004 with the following results:

Motions	Percentage Approval
Appoint auditor	99.79%
Elect Anne Kramer	98.83%
Elect Robert K. Kramer	98.83%
Elect Peter W. Bell	98.83%
Elect Anthony J. Harrison	98.83%
Elect Eldon K. Heppner	98.83%
Elect George A. Chen	98.83%
Approve stock options	92.26%
Approve By-Law No 1	95.13%

Over 59% of the outstanding shares were represented at the meeting.

The Board of Directors has appointed the following officers:

Name	Office
Anne Kramer	Chairman of the Board
Robert K. Kramer	President and Chief Executive Officer
George A. Chen	Chief Financial Officer
Anthony J. Harrison	Chief Operating Officer

The Board of Directors has appointed the following persons to the Audit Committee:

Eldon K. Heppner, CA (Chair), Peter W. Bell, MBA and Robert K. Kramer, CA, CPA.

Date:   August 20, 2004

Current Technology Corporation

August 27, 2004

To All Applicable Commissions and Exchanges

Dear Sirs:

Subject:

Quarterly Report June 30, 2004

We confirm that the following material was sent by pre-paid mail on August 27, 2004  to all shareholders on our supplemental mail list as maintained by Computershare Trust Company of Canada:

Quarterly Report June 30, 2004 / Interim Financial Statements for the six months ended June 30, 2004 and Management's Discussion and Analysis.

Yours truly,

CURRENT TECHNOLOGY CORPORATION

"Robert K. Kramer"

Chief Executive Officer and Director

Suite 530, 800 West Pender Street, Vancouver, B.C.,  Canada V6C 2V6

Telephone:(604) 684-2727 1-800-661-4247  Fax:(604) 684-0526

Website: http://www.currentech.com

Form 52-109FT2

Certification of INTERIM Filings during Transition Period

I, Robert Kramer, President, CEO and a director of Current Technology Corporation, certify that:

1.

I have reviewed the INTERIM filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Current Technology Corporation, for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:  August 26, 2004

  "Robert Kramer"                 .

Robert Kramer

President, CEO and Director

Form 52-109FT1

Certification of INTERIM Filings during Transition Period

I, George Chen, CFO and a director of Current Technology Corporation, certify that:

1.

I have reviewed the INTERIM filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Current Technology Corporation, for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:  August 26, 2004

   "George Chen"            .

George Chen

CFO and Director

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Current Technology Corporation

(Registrant)

By: "Robert Kramer"

(Signature)

Robert Kramer, CFO

Date: August 30, 2004